SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of March, 2008

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant's name into English)

167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

At the 47th Ordinary General Meeting of Shareholders of Korea Electric Power Corporation (“KEPCO”) held on February 29, 2008, the following agenda was approved by the shareholders of KEPCO;

Agenda 1*	Shareholders’ approval of the non-consolidated balance sheets, income statements and the proposed appropriation of retained earnings as of or for the fiscal year ended December 31, 2007, each prepared in accordance with generally accepted accounting principles in Korea, or Korean GAAP.

Agenda 2**	Shareholders’ approval of amendment to the Articles of Incorporation

*	Incorporation by reference is made to KEPCO’s Form 6-K on the agenda 1 filed with the U.S. Securities and Exchange Commission on February 26, 2008, which is available at www.sec.gov.
**	Incorporation by reference is made to KEPCO’s Form 6-K on the agenda 2 filed with the U.S. Securities and Exchange Commission on February 14, 2008, which is available at www.sec.gov.

As a result of the resolution above, KEPCO will pay out the dividends on March 28, 2008, for the fiscal year 2007 to its shareholders registered in the KEPCO’s shareholders registry as of December 31, 2007 as set forth below. A comparison to the dividend payment for the fiscal year 2006 is also provided below.

Dividend Payment for the fiscal year 2007 in comparison to the fiscal year 2006

Fiscal year	2007	2006
Dividend per share	KRW750	KRW1,000
Aggregate dividend amount	KRW466,964,313,750	KRW621,081,752,000
Dividend rate per par value	15%	20%
Dividend payout ratio	30%	30%
Outstanding shares of common stock	622,619,085	621,081,746
Treasury shares	18,948,627	20,485,966
Total issued shares of common stock at year-end	641,567,712	641,567,712
Net Income	KRW1,556,815,136,908	KRW2,070,543,190,217

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Myung-Whan
Name:	Kim, Myung-Whan
Title:	Director
Finance Team

Date: March 3, 2008